SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
           TO   240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  240.13D-2(A)


                             AMERICAN MINING CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   66988G101
                                 (CUSIP Number)

                          American Mining Corporation
                              Attn: Gary MacDonald
                        970 Caughlin Crossing, Suite 100
                               Reno, Nevada 89519
                                 (888) 505-5808
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 31, 2011
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.  [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

1     NAME OF REPORTING PERSONS:               NORTH AMERICAN MINING CORPORATION

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):     20-8874397

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [    ]

                                                                      (b) [    ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*                                                        OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                         [   ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION:                               NEVADA

NUMBER OF SHARES       7     SOLE VOTING POWER                        31,000,000

BENEFICIALLY OWNED BY  8     SHARED VOTING POWER                               0

EACH REPORTING         9     SOLE DISPOSITIVE POWER                   31,000,000

PERSON WITH            10    SHARED DISPOSITIVE POWER                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   31,000,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  97.8%

14     TYPE OF REPORTING PERSON*                                              CO

                                EXPLANATORY NOTE

On May 31, 2011, American Mining Corporation, a Nevada corporation (the "Issuer"), issued 31,000,000 shares of its common stock to North American Mining Corporation in exchange for certain assets, as described in the Issuer's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on June 7, 2011.

This Schedule 13D is being filed by North American Mining Corporation to disclose its beneficial ownership of 97.8% of the Issuer's outstanding common stock.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.0001 of the Issuer. The principal executive office of the Issuer is located at 970 Caughlin Crossing, Suite 100, Reno, Nevada 89519.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by North American Mining Corporation, a Nevada company formed to acquire, explore and (if warranted) develop mineral properties (the "Reporting Person"). The principal business address of the Reporting Person is 970 Caughlin Crossing, Suite 100, Reno, Nevada 89519. The sole director of the Issuer is Thomas Mills. The executive officers of the Issuer are Gary MacDonald (President, Chief Executive Officer) and Thomas Mills (Treasurer, Secretary).

Neither the Reporting Person nor any of the individuals specified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 31, 2011, the Issuer issued 31,000,000 shares of its common stock to the Reporting Person in exchange for certain equipment and intangible assets described under Item 2.01 of the Issuer's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on June 7, 2011, which is incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

The transaction described in Item 3 above was entered into principally for investment purposes.

The Reporting Person expects to distribute to the record holders of its common stock, 31,000,000 common shares of the Issuer, as a special distribution, on the basis of one share of the Issuer for every share of the Reporting Person held on the record date. The record date for the distribution will be May 31, 2011. The date of the distribution has not been determined. The Reporting Person intends to distribute the shares in accordance with section 4(1) of the Securities Act of 1933, as amended, and Regulation S promulgated thereunder.

North American Mining Corporation, its directors and executive officers may purchase stock of the Issuer from time to time, in the open market or in private transactions, depending on their respective analysis of the Issuer's business, prospects and financial condition, the market for such stock, other investment and business opportunities available to them, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors, although they have no present intention to do so other than as described above in this Item 4.

Except as set forth in this Item 4, neither the Reporting Person, its directors nor its executive officers have any plans or proposals that relate to or would result in:

a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the Issuer;

f. Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.     Any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

As of June 28, 2011, the Reporting Person beneficially owns 31,000,000 common shares, constituting 97.8% of the Issuer's outstanding common stock, based on 31,680,202 issued and outstanding shares of common stock as of May 31, 2011, as reported in the Issuer's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on June 7, 2011.

The Reporting Person has the sole power to vote or dispose of 31,000,000 shares of the Issuer's common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As disclosed above, the Reporting Person intends to distribute 31,000,000 shares of the Issuer's common stock to its stockholders of record on May 31, 2011, based on a ratio of one share of the Issuer for every one share of the Reporting Person held. The date for the distribution has not been determined. Except as disclosed in this Item 6, there is no contract, arrangement, understanding or relationship by or with the Reporting Person with respect to the Issuer's common stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

10.1 Asset Purchase Agreement, dated April 18, 2011, between Thrust Energy Corp. and American Mining Corp., filed as Exhibit 10.1 to the Form 8-K filed April 22, 2011.

10.2 Amendment to Asset Purchase Agreement, dated May 31, 2011, between American Mining Corporation and North American Mining Corporation, filed as Exhibit 10.1 to the Form 8-K filed June 7, 2011.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated:  June 28, 2011

                                               North American Mining Corporation


                                               /s/ Gary MacDonald
                                               Gary MacDonald
                                               President